

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2018

Christopher J. Baldwin
Chief Executive Officer
BJ's Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

> **Re:** **BJ's Wholesale Club Holdings**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted April 19, 2018**
> **CIK No. 0001531152**

Dear Mr. Baldwin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your statements throughout your prospectus that you "offer[] 25% or more savings on a representative basket of manufacturer-branded goods compared to traditional supermarket competitors." Please revise this statement to describe it as your belief, clarify that such savings is currently available, if true, and elaborate upon your reference to "representative basket of manufacturer-branded goods" to explain the merchandise category of "goods" and reference to "representative."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended February 3, 2018 Compared to Fiscal Year Ended January 28, 2017, page 70

2. Please refer to your analysis of the provision for income taxes on page 72. In order to better comply with Item 303(a)(3) of Regulation S-K, please revise your analysis of the change in your effective tax rate to more clearly explain to your investors the factors impacting fiscal year 2017 that are expected to materially differ in the future or to be non-recurring. We believe this will better allow your investors to understand the quality of, and potential variability of, your earnings and to ascertain the likelihood that past performance is indicative of future performance. If not otherwise addressed in your response, also tell us how you considered discussing the change in your effective tax rate resulting from the "work opportunity and solar tax credit."

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Consumer Products